                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      For the Quarter Ended March 31, 1999


                                 AMDOCS LIMITED


                          Tower Hill House Le Bordage
          St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands


                                  Amdocs, Inc.
                 1610 Des Peres Road, St. Louis, Missouri 63131

                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                           FORM 20 F  X    FORM 40 F


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                                  YES     NO  X

                                 AMDOCS LIMITED

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      FOR THE QUARTER ENDED MARCH 31, 1999


                                      INDEX

PART I   FINANCIAL INFORMATION

         Item 1.  Unaudited Consolidated Financial Statements

                  Consolidated Balance Sheets

                  Consolidated Statements of Operations (Unaudited)

                  Consolidated Statement of Changes in Shareholders' Equity (Deficit) (Unaudited)

                  Consolidated Statements of Cash Flows (Unaudited)

                  Notes to Unaudited Consolidated Financial Statements

         Item 2.  Management's Discussion and Analysis of
                  Results of Operations and Financial Condition

PART II  OTHER INFORMATION

         Item 4.  Submission of Matters to a Vote of Security Holders

         Item 6.  Exhibits and Reports on Form 6-K

SIGNATURES

EXHIBIT INDEX

ITEM 1.  FINANCIAL INFORMATION


                                 AMDOCS LIMITED

                           CONSOLIDATED BALANCE SHEETS

                    (U.S. dollars, unless otherwise stated)
                      (in thousands, except per share data)


                                                                                       March 31, 1999    September 30, 1998
                                                                                       --------------    ------------------
                                                                                         (Unaudited)
                                     ASSETS

Current Assets:                                                                            $26,894             $25,389
  Cash and cash equivalents                                                                121,283              79,723
  Accounts receivable, including unbilled of $7,124 and $10,331, respectively
  Accounts receivable from related parties, including unbilled of $0 and $537,
    respectively                                                                            10,144              10,235
  Deferred income taxes                                                                     12,050              14,534
  Prepaid expenses and other current assets                                                 16,085              11,991
                                                                                         ---------           ---------
      Total current assets                                                                 186,456             141,872

Equipment, vehicles and leasehold improvements, net                                         63,533              46,404
Deferred income taxes                                                                        7,348               7,773
Intellectual property rights                                                                22,052              23,362
Other noncurrent assets                                                                     22,161              20,555
                                                                                         ---------           ---------
                                                                                          $301,550            $239,966
                                                                                         =========           =========

                 LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current Liabilities:
  Accounts payable and accrued expenses                                                    $47,449             $47,599
  Accrued personnel costs                                                                   26,861              29,948
  Short-term financing arrangements                                                         75,908              91,565
  Deferred revenue                                                                          61,070              29,241
  Short-term portion of capital lease obligations                                            4,184               2,952
  Forward exchange contracts                                                                 1,275               2,926
  Income taxes payable and deferred income taxes                                            18,039              21,919
                                                                                         ---------           ---------
      Total current liabilities                                                            234,786             226,150

Long-term forward exchange contracts                                                           513               2,222
Long-term portion of capital lease obligations                                              12,675               9,215
Other noncurrent liabilities                                                                27,805              24,268


Shareholders' equity (deficit):
  Preferred Shares - Authorized 25,000 shares; (pounds)0.01 par value; 0 shares issued
    and outstanding                                                                             --                  --
  Ordinary Shares - Authorized 550,000 shares; (pounds)0.01 par value; 196,800 shares
    outstanding                                                                              3,149               3,149
  Additional paid-in capital                                                               447,772             447,503
  Unrealized income (loss) on derivative instruments                                           225              (1,495)
  Unearned compensation                                                                     (6,559)             (8,947)
  Accumulated deficit                                                                     (418,816)           (462,099)
                                                                                         ---------           ---------
      Total shareholders' equity (deficit)                                                  25,771             (21,889)
                                                                                         ---------           ---------


                                                                                          $301,550            $239,966
                                                                                         =========           =========


The accompanying notes are an integral part of these financial statements.

                                 AMDOCS LIMITED

                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                    (U.S. dollars, unless otherwise stated)
                      (in thousands, except per share data)

                                             Three months ended        Six months ended
                                                  March 31,                March 31,
                                           ---------------------    ---------------------
                                              1999        1998         1999        1998
                                           ---------   ---------    ---------   ---------
Revenue:
  License(*)                               $  17,308   $   9,698    $  32,348   $  18,419
  Service(*)                                 130,522      84,310      246,907     162,147
                                           ---------   ---------    ---------   ---------
                                             147,830      94,008      279,255     180,566

Operating expenses
  Cost of license                              1,370       2,655        2,693       5,867
  Cost of service(*)                          84,280      54,617      160,195     104,750
  Research and development                     9,140       5,634       17,519      10,955
  Selling, general and administrative(*)      17,415      11,977       33,062      23,024
                                           ---------   ---------    ---------   ---------
                                             112,205      74,883      213,469     144,596
                                           ---------   ---------    ---------   ---------

Operating income                              35,625      19,125       65,786      35,970
Other expense (income), net:
  Interest expense, net(*)                     1,587      11,478        2,902      13,801
  Other, net                                     979        (639)       1,051      (1,964)
                                           ---------   ---------    ---------   ---------
                                               2,566      10,839        3,953      11,837
                                           ---------   ---------    ---------   ---------
Income before income taxes                    33,059       8,286       61,833      24,133
Income taxes                                   9,918       4,181       18,550      12,067
                                           ---------   ---------    ---------   ---------
Net income                                 $  23,141   $   4,105    $  43,283   $  12,066
                                           =========   =========    =========   =========

Basic earnings per share                   $    0.12   $    0.03    $    0.22   $    0.09
                                           =========   =========    =========   =========

Diluted earnings per share                 $    0.12   $    0.03    $    0.22   $    0.09
                                           =========   =========    =========   =========

(*) Includes the following income (expense) resulting from transactions with related parties for the three and six months ended March 31, 1999 and 1998, respectively: license revenue - $178, $0, $278 and $210, service revenue - $24,551, $19,801, $45,949 and $42,832; cost of service - ($557),
    ($556), ($1,057) and ($1,265); selling, general and administrative - ($120), ($83), ($232) and ($189); interest expense - $0, ($2,997), $0 and
    ($3,048).



     The accompanying notes are an integral part of these financial statements.

                                 AMDOCS LIMITED

 CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)(UNAUDITED)


                    (U.S. Dollars, unless otherwise stated)
                                (in thousands)

                                                                     Unrealized
                                                                       income                                       Total
                                     Ordinary Shares    Additional    (loss) on                                  Shareholders'
                                     ----------------     Paid-in     derivative     Unearned      Accumulated      Equity
                                     Shares    Amount    Capital     instruments   Compensation      Deficit       (Deficit)
                                     -------   ------   ----------   -----------   -------------   -----------    -----------
Balance at September 30, 1998...      196,800   $ 3,149   $ 447,503    $ (1,495)     $ (8,947)      $ (462,099)     $ (21,889)

Net income .....................           --        --          --          --            --           43,283         43,283

Unrealized income on derivative
 instruments, net of $737 tax ..           --        --          --        1,720           --               --          1,720

Stock options granted, net of
 forfeitures ...................           --        --         269           --         (241)              --             28

Amortization of unearned
 compensation...................           --        --          --           --        2,629               --          2,629
                                      -------   ------   ----------   -----------   -------------   -----------    -----------
Balance at March 31, 1999
 (unaudited)                          196,800   $3,149    $ 447,772    $      225    $ (6,559)       $ (418,816)    $   25,771
                                      =======   ======   ==========   ===========   =============   ===========    ===========



The accompanying notes are an integral part of these financial statements.

                                 AMDOCS LIMITED

                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                    (U.S. dollars, unless otherwise stated)

                                                           Six months ended March 31,
                                                           --------------------------
                                                               1999         1998
                                                             ---------    ---------
Cash flow from Operating Activities:
Net Income                                                     $43,283      $12,066
Reconciliation of net income to net cash provided by
  operating activities:
  Depreciation                                                   8,343        5,646
  Amortization                                                   5,425        8,585
  Loss on sale of equipment                                        394           80
  Deferred income taxes                                          4,799       (2,790)
Net changes in operating assets and liabilities:
  Accounts receivable                                          (41,469)     (40,478)
  Prepaid expenses and other current assets                     (4,220)        (534)
  Other noncurrent assets                                       (2,938)      (2,841)
  Accounts payable and accrued expenses                         (3,237)       5,877
  Forward exchange contracts                                    (3,360)          --
  Deferred revenue                                              31,830       17,524
  Income taxes payable                                          (6,508)       5,996
  Other noncurrent liabilities                                   3,537        2,636
  Unrealized loss on derivative instruments                      2,457           --
                                                             ---------    ---------
                                                               (23,908)     (11,820)
                                                             ---------    ---------
Net cash provided by operating activities:                      38,336       11,767
                                                             ---------    ---------

Cash flow from Investing Activities
Proceeds from sale of equipment, vehicles and leasehold
  Improvements                                                   1,006          544
Payments for purchase of equipment, vehicles and leasehold
  Improvements                                                 (20,401)      (9,581)
                                                             ---------    ---------
Net cash used in investing activities:                         (19,395)      (9,037)
                                                             ---------    ---------

Cash flow from Financing Activities
Net proceeds from issuance of Ordinary Shares                       --       96,448
Dividends paid                                                      --     (478,684)
Payments under short-term finance arrangements                (179,274)    (163,249)
Borrowings under short-term finance arrangements               163,617      171,081
Net proceeds from issuance of long-term debt                        --      364,127
Principal payments under capital lease obligations              (1,779)      (1,195)
Payments under long-term financing arrangements                     --      (30,000)
Payments on notes payable to related parties                        --       (3,268)
                                                             ---------    ---------
Net cash used in financing activities                          (17,436)     (44,740)
                                                             ---------    ---------

Net increase (decrease) in cash and cash equivalents             1,505      (42,010)
Cash and cash equivalents at beginning of period                25,389       53,732
                                                             ---------    ---------
Cash and cash equivalents at end of period                     $26,894      $11,722
                                                             =========    =========

Supplementary cash flow information
Cash paid for:
  Income taxes, net of refunds                                 $20,953      $10,496
  Interest                                                       3,012        3,972

Noncash investing and financing activities

   Capital lease obligations of $6,472 and $1,133 were incurred during the six months ended March 31, 1999 and 1998, respectively, when the Company entered into lease agreements for vehicles.


The accompanying notes are an integral part of these financial statements.

                                 AMDOCS LIMITED

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                    (U.S. dollars, unless otherwise stated)
                     (in thousands, except per share data)

1.    Basis of Presentation

      Amdocs Limited (the "Company") is a leading provider of product-driven information system solutions to the telecommunications industry. The Company and its subsidiaries operate in one business segment, providing computer systems integration and related services for the telecommunications industry. The Company designs, develops, markets and supports computer software products and related services to telecommunications companies throughout the world.

      The unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included therein and are of a normal recurring nature. The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full year. These statements, however, do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. These statements should be read in conjunction with the Company's consolidated financial statements for the year ended September 30, 1998 set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

2.    Adoption of New Accounting Standards

      Effective October 1, 1998, the Company adopted the provisions of Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed for or Obtained for Internal-Use". The SOP requires the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal use. In accordance with the SOP, the Company capitalized approximately $1,200 of internally developed software costs in the six-month period ended March 31, 1999.

3.    Comprehensive Income

      Effective October 1, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (Statement 130), which established standards for the reporting and display of comprehensive income and its components. Comprehensive income represents the change in shareholders' equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

      The following table sets forth the reconciliation from net income to comprehensive income for the following periods

                                     Three months ended       Six months ended
                                           March 31,              March 31,
                                    ---------------------  ---------------------
                                       1999        1998       1999        1998
                                    ---------   ---------  ---------   ---------
      Net income                    $  23,141   $   4,105  $  43,283   $  12,066
      Change in unrealized income
        on derivative instruments,
        net of tax                      3,851          --      1,720          --
                                    ---------   ---------  ---------   ---------
      Comprehensive income          $  26,992   $   4,105  $  45,003   $  12,066
                                    =========   =========  =========   =========

4.    Income Taxes

      The provision for income taxes for the following periods consists of the following:

                             Three months ended        Six months ended
                                  March 31,                March 31,
                            --------------------     --------------------
                              1999        1998         1999        1998
                            --------    --------     --------    --------

      Current               $  6,557    $  6,004     $ 13,751    $ 14,857
      Deferred                 3,361      (1,823)       4,799      (2,790)
                            --------    --------     --------    --------
                            $  9,918    $  4,181     $ 18,550    $ 12,067
                            ========    ========     ========    ========

      The effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

                                        Three months ended   Six months ended
                                            March 31,            March 31,
                                        ------------------   ----------------
                                        1999       1998      1999       1998
                                        ----        ---       ---        ---

      Statutory Guernsey tax rate         20%        20%       20%        20%
      Guernsey tax-exempt status         (20)       (20)      (20)       (20)
      Foreign taxes                       30         50(*)     30         50(*)
                                         ---        ---       ---        ---
      Effective income tax rate           30%        50%       30%        50%
                                         ===        ===       ===        ===

      (*) In fiscal 1998, the Company incurred tax expense on the income of its operations in various countries and sustained a loss in a tax jurisdiction in which the Company is tax-exempt, which resulted in no tax benefit to offset the expense incurred. As a result, the Company's effective income tax rate in fiscal 1998 was significantly greater than the estimated fiscal 1999 effective tax rate.

5.    Earnings per Share

      The following table sets forth the computation of basic and diluted earnings per share:

                                                     Three months ended    Six months ended
                                                          March 31,             March 31,
                                                    -------------------   -------------------
                                                      1999       1998       1999       1998
                                                    --------   --------   --------   --------
      Numerator:
        Net income                                  $ 23,141   $  4,105   $ 43,283   $ 12,066
                                                    ========   ========   ========   ========
      Denominator:

      Denominator for basic earnings per share -
        weighted average shares                      196,800    128,424    196,800    127,858
      Effect of dilutive stock options granted         2,742      1,315      2,463        475
                                                    --------   --------   --------   --------
      Denominator for dilutive earnings per share -
        adjusted average shares and assumed
        conversions                                  199,542    129,739    199,263    128,333
                                                    ========   ========   ========   ========

      Basic earnings per share                      $   0.12   $   0.03   $   0.22   $   0.09
                                                    ========   ========   ========   ========

      Diluted earnings per share                    $   0.12   $   0.03   $   0.22   $   0.09
                                                    ========   ========   ========   ========

6.    Architel Transaction

      On March 2, 1999, the Company entered into a combination agreement with Architel Systems Corporation, a Canadian corporation, by which the Company would acquire Architel in a stock transaction valued at approximately $400,000 at the time of the agreement. On April 8, 1999, Architel announced that it had restructured its relationship with its largest customer, and expected revenue and earnings for future periods to be substantially less than originally anticipated. As a result of these developments, on April 22, 1999, the Company terminated the combination agreement.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

INTRODUCTION

      In Management's Discussion and Analysis we explain the general financial condition and the results of operations for Amdocs and its subsidiaries including:

o     what factors affect our business,

o what our revenue and costs were in the six months and three months ended March 31, 1999 and 1998,

o     why those revenue and costs were different from period to period,

o     the sources of our revenue,

o     how all of this affects our overall financial condition,

o what our expenditures were in the six months and three months ended March 31, 1999 and 1998 and

o     the sources of our cash to pay for future capital expenditures.

      As you read Management's Discussion and Analysis, it may be helpful to refer to Amdocs' financial statements. In Management's Discussion and Analysis, we analyze and explain the six months to six months and three months to three months changes in the specific line items in the consolidated statements of operations. Our analysis may be important to you in making decisions about your investment in Amdocs. Our analysis contains certain forward looking statements that involve risk and uncertainties. Our actual results could differ materially from the results reflected in these forward looking statements as they are subject to a variety of risk factors. We disclaim any obligation to update our forward looking statements.

OVERVIEW

      We are a leading provider of customized software products and services to the telecommunications industry, primarily customer care and billing systems, or CC&B Systems, for wireline, wireless and multiple-service or convergent network operators and service providers. We also supply directory sales and publishing systems, or Directory Systems, to publishers of both traditional printed yellow page and white page directories and Internet directories. Our products are mission-critical for a customer's operations. Due to the complexity of the process and the expertise required for system support, we also provide extensive customization, implementation, integration, ongoing support, system enhancement, maintenance and outsourcing services.

      We derive our revenue principally from:

      o the initial sale of our products and related services, including license fees and customization, implementation and integration services; and

      o recurring revenue from ongoing maintenance, support, outsourcing and related services provided to our customers and, to a lesser degree, from incremental license fees resulting from increases in a customer's subscribers.

      License revenue is recognized concurrently as work is performed, using percentage of completion accounting. Service revenue that involves significant ongoing obligations, including fees for customization, implementation and support services, is also recognized as work is performed, under the percentage of completion method. Revenue from ongoing support and outsourcing services is recognized as work is performed. Revenue from third party hardware and software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of our percentage of completion accounting policies, our annual and quarterly operating results may be significantly affected by the size and timing of customer projects and our progress in completing such projects.

Since 1992, we have invested substantial resources to develop our information technology and to expand our range of products. As a result of significant information technology expenditures, we were able to offer a full range of integrated applications for our CC&B Systems; at the same time factors such as increased demand for services, deregulation, privatization and technological advancements began to transform the telecommunications industry.

     o License and service fees from the sale of CC&B Systems amounted to $199.6 million for the six months ended March 31, 1999, representing 71.5% of our revenue for such period. License and service fees from the sale of CC&B Systems amounted to $109.2 million for the three months ended March 31, 1999, representing 73.9% of our revenue for such period.

     We believe that the demand for CC&B Systems will continue to increase as the size and complexity of the telecommunications industry increases and that CC&B Systems will account for a larger share of our total revenue over time.

     Although the business of publishing traditional yellow page and white page directories is a mature business in the United States, it continues to be a significant source of revenue for us worldwide. We believe that we are a leading provider of Directory Systems in most of the markets we serve.

     o License and service fee revenue from the sale of Directory Systems totaled $79.7 million for the six months ended March 31, 1999 accounting for 28.5% of our revenue for such period. License and service fee revenue from the sale of Directory Systems totaled $38.6 million for the three months ended March 31, 1999 accounting for 26.1% of our revenue for such period.

     We believe that the demand for Directory Systems will be favorably impacted by a broader introduction of electronic directories. However, we anticipate that the relative contribution of license and service fees for Directory Systems to total revenue will decrease over time. We have also recently introduced a number of new products for Internet and electronic commerce applications. We anticipate that over the next several years products developed or to be developed for such applications will make a modest but increasing contribution to revenue.

     Our research and development activities involve the development of new software modules and product offerings in response to an identified market demand, usually in conjunction with a customer project. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the telecommunications market. In the next several years, we intend to continue to make significant investments in our research and development activities both for CC&B Systems and Directory Systems.

RESULTS OF OPERATIONS

     The following table sets forth, for the three months and six months ended March 31, 1999 and 1998 certain items in our consolidated statements of operations reflected as a percentage of total revenue:




                                               Three months          Six months
                                                  ended                ended
                                                March 31,             March 31,
                                             ----------------     ---------------
                                              1999       1998      1999      1998
                                             -----      -----     -----     -----

Revenue:
 License                                      11.7%      10.3%     11.6%     10.2
 Service                                      88.3       89.7      88.4      89.8
                                             -----      -----     -----     -----
                                             100.0      100.0     100.0     100.0

Operating expenses:
 Cost of license                               0.9        2.8       1.0       3.2
 Cost of service                              57.0       58.2      57.4      58.0
 Research and development                      6.2        6.0       6.3       6.1
 Selling, general and administrative          11.8       12.7      11.8      12.8
                                             -----      -----     -----     -----
                                              75.9       79.7      76.5      80.1
                                             -----      -----     -----     -----
Operating income                              24.1       20.3      23.5      19.9
Other expense, net                             1.7       11.5       1.4       6.5
                                             -----      -----     -----     -----
Income before income taxes                    22.4        8.8      22.1      13.4
Income taxes                                   6.7        4.4       6.6       6.7
                                             -----      -----     -----     -----
Net income                                    15.7%       4.4%     15.5%      6.7
                                             =====      =====     =====     =====

SIX MONTHS ENDED MARCH 31, 1999 AND 1998

     REVENUE. Revenue for the six months ended March 31, 1999 was $279.3 million, an increase of $98.7 million, or 54.7%, compared to the six months ended March 31, 1998, primarily due to additional CC&B Systems sales to European customers. License revenue increased from $18.4 million in the first six months of fiscal 1998 to $32.3 million in the first six months of fiscal 1999, an increase of 75.5%, and service revenue increased 52.3% by $84.8 million in the first six months of fiscal 1999, from $162.1 million in the first six months of fiscal 1998 to $246.9 million in the first six months of fiscal 1999. Total CC&B Systems revenue for the six months ended March 31, 1999 was $199.6 million, an increase of $98.6 million, or 97.6%, compared to the prior year's first six months. Revenue attributable to Directory Systems was $79.7 million for the six months ended March 31, 1999, an increase of $0.1 million, or 0.1%, from the first six months of fiscal 1998.

     In the six months ended March 31, 1999, revenue from customers in North America, Europe and the rest of the world accounted for 44%, 36% and 20%, respectively, compared to 58%, 20% and 22% respectively, in the six months ended March 31, 1998.

     COST OF LICENSE. Cost license for the six months ended March 31, 1999 was $2.7 million, a decrease of $3.2 million, or 54.1%, from cost of license for the six months ended March 31, 1998. Cost of license includes amortization of purchased computer software and intellectual property rights.

     COST OF SERVICE. Cost of service for the first six months of fiscal 1999 was $160.2 million, an increase of $55.4 million, or 52.9%, compared to the cost of service of $104.8 million for the first six months of fiscal 1998. As a percentage of revenue, cost of service decreased to 57.4% in the six months ended March 31, 1999 from 58.0% in the first six months of fiscal 1998. The absolute increase in cost of service is consistent with the increase in revenue for the first six months of fiscal 1999, as these costs are predominately compensation related and reflect increased employment levels required to support the growth in revenue.

     RESEARCH AND DEVELOPMENT. Research and development expense is primarily comprised of compensation expense attributed to research and development activities, usually in conjunction with customer contracts. In the six months ended March 31, 1999, research and development expense was $17.5 million, or 6.3% of revenue, compared with $11.0 million, or 6.1% of revenue, in the six months ended March 31, 1998. The increase in research and development expense represents ongoing expenditures for both CC&B Systems and Directory Systems.

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense is primarily comprised of compensation expense and increased by 43.6% to $33.1 million, or 11.8% of revenue, in the six months ended March 31, 1999 from $23.0 million, or 12.8% of revenue, in the corresponding period of fiscal 1998.

     OPERATING INCOME. Operating income in the six months ended March 31, 1999 was $65.8 million, as compared with $36.0 million in the first six months of fiscal 1998, an increase of 82.9%. As a percentage of revenue, operating income was 23.5% in the first six months of fiscal 1999 as compared to 19.9% in the first six months of fiscal 1998, primarily due to an increase in license revenue and a decrease in cost of license. In addition, selling, general and administrative expense increased at a lesser rate than revenue.

     OTHER EXPENSE, NET. Other expense, net is primarily interest expense incurred by us related to senior bank debt and subordinated debt, which was substantially repaid from the proceeds of our initial public offering. In the first six months of fiscal 1999, other expense, net was $4.0 million, a decrease of $7.8 million from the first six months of fiscal 1998.

     INCOME TAXES. Income taxes in the six months ended March 31, 1999 were $18.6 million on income before taxes of $61.8 million. In the prior year's first half, income taxes were $12.1 million on income before taxes of $24.1 million. See discussion below "--Effective Tax Rate."

     NET INCOME. Net income was $43.3 million in the first six months of fiscal 1999 compared to $12.1 for the first six months of fiscal 1998. The increase was primarily the result of an increase in operating income and a decrease in interest expense, which also resulted in an increase in earnings per share from $.09 in the first six months of fiscal 1998 to $0.22 in the first six months of fiscal 1999.

THREE MONTHS ENDED MARCH 31, 1999 AND 1998

      REVENUE. Revenue for the three months ended March 31, 1999 was $147.8 million, an increase of $53.8 million, or 57.3%, compared to the three months ended March 31, 1998, primarily due to additional CC&B Systems sales to European customers. License revenue increased from $9.7 million in the three months ended March 31, 1998 to $17.3 million during the three months ended March 31, 1999, an increase of 78.5%, and service revenue increased 54.8% by $46.2 million in the three months ended March 31, 1999. Total CC&B Systems revenue for the quarter ended March 31, 1999 was $109.2 million, an increase of $55.0 million, or 101%, compared to the three months ended March 31, 1998. Revenue attributable to Directory Systems was $38.6 million for the quarter ended March 31, 1999, a decrease of $1.2 million, or 3.0%, from three months ended March 31, 1998.

      In the three months ended March 31, 1999 and 1998, revenue from customers in North America, Europe and the rest of the world accounted for 43%, 35% and 22% respectively compared to 57%, 22%, and 21% respectively.

      COST OF LICENSE. Cost of license for the quarter ended March 31, 1999 was $1.4 million, a decrease of $1.3 million, or 48.4%, from cost of license for the quarter ended March 31, 1998. Cost of license includes amortization of purchased computer software and intellectual property rights.

      COST OF SERVICE. Cost of service for three months ended March 31, 1999 was $84.3 million, an increase of $29.7 million, or 54.3%, from cost of service of $54.6 million for three months ended March 31, 1998. As a percentage of revenue, cost of service decreased to 57.0% in the quarter ended March 31, 1999 from 58.2% in three months ended March 31, 1998. The absolute increase in cost of service is consistent with the increase in revenue for the quarter, as these costs are predominately compensation related and reflect increased employment levels required to support the growth in revenue.

      RESEARCH AND DEVELOPMENT. Research and development expense is primarily comprised of compensation expense attributed to research and development activities, usually in conjunction with customer contracts. In the quarter ended March 31, 1999, research and development expense was $9.1 million, or 6.2% of revenue, compared with $5.6 million, or 6.0% of revenue, in the quarter ended March 31, 1998. The increase in research and development expense represents ongoing expenditures for both CC&B Systems and Directory Systems.

      SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense is primarily comprised of compensation expense and increased by 45.4% to $17.4 million, or 11.8% of revenue, in the quarter ended March 31, 1999 from $12.0 million, or 12.7% of revenue, in the corresponding period of fiscal 1998.

      OPERATING INCOME. Operating income in the quarter ended March 31, 1999 was $35.6 million, as compared with $19.1 million in the three months ended March 31, 1998, an increase of 86.3%. As a percentage of revenue, operating income was 24.1% in the three months ended March 31, 1999 as compared to 20.3% in the three months ended March 31, 1998.

      OTHER EXPENSE, NET. Other expense, net is primarily interest expense incurred by us related to senior bank debt and subordinated debt, which was substantially repaid from the proceeds of our initial public offering. In the quarter ended March 31, 1999, other expenses, net was $2.6 million, a decrease of $8.3 million from three months ended March 31, 1998.

      INCOME TAXES. Income taxes in the quarter ended March 31, 1999 were $9.9 million on income before taxes of $33.1 million. In the three months ended March 31, 1998, income taxes were $4.2 million on income before taxes of $8.3 million. See discussion below "Effective Tax Rate."

      NET INCOME. Net income was $23.1 million in the three months ended March 31, 1999 compared to $4.1 for the three months ended March 31, 1998. Earnings per share increased from $0.03 in the three months ended March 31, 1998 to $0.12 in the three months ended March 31, 1999.

LIQUIDITY AND CAPITAL RESOURCES

FINANCING TRANSACTIONS

      We have primarily financed our operations through cash generated from operations and borrowings from banks and other lenders. Cash and cash equivalents totaled $26.9 million at March 31, 1999 compared to $25.4 million at September 30, 1998. Net cash provided by operating activities amounted to $38.3 million and $11.8 million for the first half of fiscal 1999 and 1998, respectively.

      We currently intend to retain our earnings to repay our outstanding loans and to finance the development of our business. The terms of our bank agreement effectively restrict our ability to pay cash dividends.

      At March 31, 1999, we had short term lines of credit totaling $152.0 million from various banks or bank groups, of which $75.9 million was outstanding. As of that date, we had also utilized approximately $8.2 million of our revolving credit facility to support outstanding letters of credit. At March 31, 1999, we had negative working capital of $48.3 million as compared to negative working capital of $84.3 million at September 30, 1998. We do not believe this will have a negative impact on our liquidity as this temporary situation is primarily a result of a three-year revolving credit facility which the Company anticipates paying with cash flows from operations. We believe that cash generated from operations and our current lines of credit will provide sufficient resources to meet our financing needs in the near future.

      At March 31, 1999, we had long-term obligations outstanding of $16.9 million in connection with vehicle leasing arrangements.

      Currently, our capital expenditures are funded primarily by operating cash flows and capital leasing arrangements. We do not anticipate any change to this policy in the foreseeable future.

NET DEFERRED TAX ASSETS

      Based on our assessment, it is more likely than not that all the net deferred tax assets at March 31, 1999 will be realized through future taxable earnings. No significant increase in future taxable earnings would be required to fully realize the net deferred tax assets.

YEAR 2000 ISSUES

      Our State of Readiness. We have identified the information technology, or IT, and non-IT systems, software and products which could be affected by year 2000 issues, and have assessed the efforts required to remediate or replace them. We have also identified versions of our products that will not be made compliant and are assisting customers in upgrading or migrating to year 2000 compliant versions. By the end of 1999, it is our intention that all of the major or key systems, software and products will be remediated or replaced.

      We began evaluating year 2000 compliance issues in mid-1996. Since then the following functions have been performed:

      o     a thorough examination and study of year 2000 compliance status;

      o     adoption of a work plan;

      o     analysis of solution alternatives; and

      o     determination of our technical and business year 2000 policies.

      In recent years, new systems have been developed as year 2000 compliant; older generations of applications are being made year 2000 compliant in cooperation with our customers (using Amdocs year 2000 methodology and tool kit). None of these systems need mass data conversion, which is usually the most sensitive portion of the year 2000 migration. Recognizing the importance of year 2000 support it IT industry and to provide an additional level of assurance to our customers, we have decided to conduct a thorough and systematic verification process. This effort is based on the application of industry-wide standards for year 2000 compliance. This verification process utilizes a specialized tool kit developed by us including a powerful search utility. For many customers we offer to conduct the verification process, since the ultimate verification for year 2000 compliance should be executed in their own working environment.

      We anticipate completing the majority of the testing, implementation of changes and necessary refinements by mid-1999 but will continue testing through calendar 1999. We expect that systems, software and products for which we have responsibility currently are year 2000 compliant or will be compliant on a timely basis. We are not aware of any year 2000 issues with our customers that cannot be remedied.

      We have contacted all of our customers, and several of our vendors and other third parties with whom we deal to identify potential year 2000 issues. These communications are also used to clarify which year 2000 issues are our responsibility and which are the responsibility of the third party. We do not anticipate that our third party year 2000 issues will be different than those encountered by other providers of information services, including our competitors. At this time, we are not aware of any year 2000 issues or problems relating to third parties with which we have a material relationship.

      With respect to our internal IT systems (including IT-based office facilities such as data and voice communications, building management and security systems, human resources and recruitment systems, purchasing, invoicing, finance and budget systems, general ledger and other administrative systems), both third party software and in-house developments, we have adopted standard industry practices, as published by the British Standards Institute, and methodologies suggested by the Gartner Group (INSPCT), in preparing for the year 2000 date change. Our year 2000 internal readiness program primarily covers:

      o     taking inventory of hardware, software and embedded systems;

      o     assessing business risks associated with such systems;

      o     creating action plans to address known risks;

      o     executing and monitoring action plans; and

      o     contingency planning.

      Although we do not believe that we will incur any material cost or experience material disruptions in our business associated with preparing our internal systems for the year 2000, there can be no assurance that we will not experience serious unanticipated negative consequences and/or material costs caused by undetected errors or defects in the technology used in our internal systems, which are composed of third party software, third party hardware that contains embedded software and our own software products. We are in the process of implementing action plans for the remediation of high risk areas and we are scheduled to implement remediation plans for medium to low risk areas during the remainder of fiscal 1999. We expect our contingency plans to include, among other things, manual "work-arounds" for software and hardware failure, as well as substitution of systems, if necessary.

      Costs To Address Our Year 2000 Issues. A significant portion of our year 2000 compliance efforts have occurred or are occurring in connection with system upgrades or replacements that were otherwise planned (but perhaps accelerated due to the year 2000 issue) or which have significant improvements and benefits unrelated to year 2000 issues. The remainder of the costs that are incremental and directly related to year 2000 issues are not expected to be material to our financial position or results of operations.

      At March 31, 1999, we have accrued approximately $2.0 million representing the estimated remaining costs to modify previously sold customized software products. We do not anticipate capitalizing any of these costs as they relate to warranties related to products developed for customers.

      Our Contingency Plans. Detailed contingency plans are being prepared and will be refined as appropriate. Those plans will focus on matters which appear to be our most likely year 2000 risks, such as possible additional customer support efforts by us that would be necessary if customers or vendors are not year 2000 compliant, or if a year 2000 issue should not be timely detected in our own compliance efforts.

EUROPEAN MONETARY UNION CURRENCY

      The European Monetary Union currency, or the euro, will be phased in over the three-year period commencing January 1, 1999, when participating European countries began using the euro currency for non-cash transactions. We intend to offer software products that are capable of handling the euro currency and converting from local currencies to the euro. There can be no assurance that our software or software provided to our customers by other vendors will ensure an errorless transition to the euro currency. At March 31, 1999, we have accrued approximately $1.9 million representing estimated remaining costs to modify our software products to accept the euro currency under existing agreements with customers relating to previously sold products. We do not currently anticipate recovering these expenditures from our customers, as they relate to warranty agreements. There can be no assurance that such costs will not significantly exceed such estimate, in which case such costs could have a material effect on our results of operations and financial condition.

EFFECTIVE TAX RATE

      Our overall effective tax rate has historically been approximately 30% due to the various corporate income tax rates in the countries in which we operate and the relative magnitude of our business in those countries. Our consolidated effective tax rate for the first half of fiscal 1999 was 30% compared to 50% in the prior period. The consolidated effective tax rate of 50% for 1998 was due to significant interest expense in a tax jurisdiction in which we are tax exempt, which resulted in no tax benefit to offset the tax expense incurred in other jurisdictions. The debt which gave rise to the non deductible interest expense was substantially repaid with the proceeds of our initial public offering.

CURRENCY FLUCTUATIONS

      Approximately 80% of our revenue are in U.S. dollars or linked to the U.S. dollar and therefore the U.S. dollar is our functional currency. Approximately 60% of our operating expenses are paid in U.S. dollars or are linked to U.S. dollars. Other significant currencies in which we receive revenue or pay expenses are Australian dollars, British pounds, Canadian dollars, the euro and Israeli shekels. Historically, the effect of fluctuations in currency exchange rates has had a minimal impact on our operations. As we expand our operations outside of the United States, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, we enter from time to time into various foreign exchange contracts. As of March 31, 1999, we had hedged most of our significant exposures in currencies other than the dollar.

ARCHITEL TRANSACTION

      On March 2, 1999, we entered into a combination agreement with Architel Systems Corporation, a Canadian corporation, by which we would acquire Architel in a stock transaction valued at approximately $400 million at the time of the agreement. On April 8, 1999, Architel announced that it had restructured its relationship with its largest customer, and expected revenue and earnings for future periods to be substantially less than originally anticipated. As a result of these developments, on April 22, 1999, we terminated the combination agreement.

                                 AMDOCS LIMITED

PART II.  OTHER INFORMATION

Item 4. Submission of Matters to a Vote of Security Holders.

We held our 1998 Annual General Meeting of Shareholders on January 27, 1999. At that meeting, shareholders elected eleven directors for terms to expire at the next Annual General Meeting or until their positions are vacated by resignation or otherwise. In addition, shareholders approved three Company proposals. The persons elected and the results of the voting are as follows:

                         Votes        Votes
                          For        Against
Bruce K. Anderson      143,383,272    6,631
Robert A. Minicucci    143,383,272    6,631
Avinoam Naor           143,383,272    6,631
Adrian Gardner         143,383,072    6,831
James S. Kahan         143,383,272    6,631
Stephen Hermer         143,382,147    7,756
Paz Littman            143,383,472    6,431
Shmuel Meitar          143,383,472    6,431
Revital Naveh          143,383,472    6,431
Lawrence Perlman       143,383,472    6,431
Michael J. Price       143,383,472    6,431

                                Votes          Votes                    Broker
                                 For          Against      Abstain     Non-votes
Company proposal
number 1 - Approval
of Consolidated Financial
Statements for fiscal year
1999                          143,374,703      2,075       13,125          0

Company proposal
number 2 - Approval
of Ernst & Young LLP
and authorization  of
Board to fix
remuneration                  143,376,767      7,889        5,247          0

Company proposal
number 3 - Approval
of amendment to Stock
Option and Incentive
Plan                          142,708,718    654,174       27,011          0



ITEM 6.  EXHIBITS AND REPORTS ON FORM 6-K.


(a)      Exhibits

EXHIBIT NO.                DESCRIPTION

99.1                       Amdocs Limited Press Release dated April 27, 1999.


(b)      Reports on Form 6-K.

A single report on Form 6-K describing our combination agreement with Architel Systems Corporation was filed during the three months ended March 31, 1999.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Amdocs Limited


                                       /s/  Thomas G. O'Brien
Date: May 19, 1999                     ------------------------------
                                            Thomas G. O'Brien
                                            Treasurer and Secretary
                                            Authorized U.S.
                                            Representative

                                  EXHIBIT INDEX


EXHIBIT NO.             DESCRIPTION


99.1                    Amdocs Limited Press Release dated
                        April 27, 1999.